STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

Loverly, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FIFTH" so that, as amended, said Article shall be and read as follows:

The total number of shares of Common stock which this corporation is authorized to issue is Twelve Million Five Hundred Thousand (12,500,000) shares, par value $0.00001 per share. The total number of shares of Preferred stock of which this corporation is authorized to issue class shall be decreased to 0, and the class shall be removed in its entirety.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 22nd day of March, 2022.

DocuSigned by:

By: Kellee Khalil

2CF5EA870A954DC...

Authorized Officer

Title: Chief Executive Officer

Name: Kellee Khalil

Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:43 PM 04/04/2022
FILED 02:43 PM 04/04/2022
SR 20221292557 - File Number 4924666



State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

110023504

9668022
RYAN ROBERTS PC
1560 E. SOUTHLAKE BLVD. STE. 226
SOUTHLAKE TX 76092

01-07-2011

ATTN: RYAN ROBERTS

DESCRIPTION	AMOUNT
DUBBLEE MEDIA, INC.	
4924666 0102S Incorp Delaware Stock Co.	
Incorporation Fee	15.00
Receiving/Indexing	25.00
Data Entry Fee	5.00
Court Municipality Fee, Wilm.	20.00
Surcharge Assessment-New Castle	6.00
Page Assessment-New Castle Count	27.00
Expedite Fee, 24 Hour	50.00
FILING TOTAL	148.00
TOTAL PAYMENTS	148.00
SERVICE REQUEST BALANCE	.00

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:37 PM 01/07/2011
FILED 01:37 PM 01/07/2011
SRV 110023504 - 4924666 FILE

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION

OF

DUBBLEE MEDIA, INC.

FIRST: The name of the corporation is Dubblee Media, Inc. (the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is 1220 North Market Street, Suite 806, in the City of Wilmington, County of New Castle, DE 19801. The name of its registered agent at such address is BLUMBERGEXCELSIOR CORPORATE SERVICES, INC.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "***DGCL***"), as the same exists or as may hereafter be amended from time to time.

FOURTH: This Corporation is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Corporation has authority to issue is 10,000,000 with par value of $0.00001 per share.

FIFTH: The name and mailing address of the incorporator is RYAN ROBERTS PC, 1560 E. Southlake Blvd., Suite 226, Southlake, Texas 76092. The powers of the incorporator are to terminate upon the filing of this Certificate of Incorporation. The names of the persons who are each to serve as a director until the first annual meeting of stockholders or until his respective successor has been elected and qualified are as follows:

Kellee M Khalil 362 Broome Street #14, New York, NY 10013

SIXTH: Elections of directors need not be by written ballot unless otherwise provided in the bylaws of the Corporation.

SEVENTH: In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by the DGCL, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal,

administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

IN WITNESS WHEREOF, I have made, signed, and sealed this Certificate of Incorporation this 7th day of January, 2011.

Ryan Roberts PC, Incorporator
By: Ryan Roberts, President of Ryan Roberts PC